UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 20, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Igene Biotechnology, Inc.

File No. 000-15888 - CF#23094

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Igene Biotechnology, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 21, 2009.

Based on representations by Igene Biotechnology, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through July 15, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine S. Bancroft
Special Counsel